January 9, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:

Joshua Shainess, Attorney-Adviser

Re:

Dolphin Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed April 17, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017

Filed November 17, 2017

File No.  000-50621

Dear Mr. Shainess:

On behalf of Dolphin Entertainment, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 19, 2017, regarding the Company’s Form 10-K and Form 10-Q, referenced above.  Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s responses to the comments immediately thereafter.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 20

1.

We note your claim that "[p]rior to its acquisition, 42West was the largest independently- owned public relations firm in the entertainment industry." Tell us your support for such assertion.

The Company will amend the above sentence in future Exchange Act filings with the Commission as follows:

“Prior to its acquisition, 42West grew to become one of the largest independently-owned public-relations firms in the entertainment industry.”

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BERLIN¬

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL∞

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TOKYO¤

WARSAW~

WASHINGTON, D.C.

WESTCHESTER COUNTY

WEST PALM BEACH

¬

operates as
greenberg traurig Germany, LLP

*

operates as A
separate UK registered legal entity

+

Operates as
Greenberg Traurig, S.C.

* *

Strategic Alliance

∞

operates as
Greenberg Traurig LLP
Foreign Legal Consultant Office

^

a branch of
greenberg traurig, p.a.,
florida, usa

¤

OPERATES AS
GT TOKYO  Horitsu Jimusho

~

operates as
Greenberg Traurig GRZESIAK sp.k.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

401 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 ■ Tel: 954.765.0500 ■ Fax 954.765.1477

Joshua Shainess

January 9, 2018

Note 14 – Variable Interest Entities, page F-34

2.

It appears based on your disclosure that most of your operations stem from the consolidation of your VIE, Max Steel Productions LLC.  As such, please expand your disclosure to include the disclosures required by ASC 810-10-50-2AA(b) and (c).  Also, in accordance with ASC 810-10-50-2AA (d), disclose how your involvement with your VIEs affects your cash flows.

Based on our conversation with the Staff on December 19, 2017, the Company agrees to provide the requested disclosure in future Exchange Act filings it makes with the Commission.

If you have any questions regarding the above, please contact the undersigned at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Laurie L. Green
Laurie L. Green

cc:

William O’Dowd

Mirta Negrini

Dolphin Entertainment, Inc.

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM